

**J.P. Morgan Healthcare Conference Presentation**

*January 2023*

# Disclaimer

**General**

The information contained in this Investor Presentation ("Presentation") has been prepared by Nutex Health Inc. ("NUTX" or the "Company") for investors, solely for informational purposes. The Presentation has been prepared to assist prospective investors in making their own evaluation of the Company and does not purport to be all inclusive or to contain all of the information a prospective or existing investor may desire. The Presentation shall not form the basis of any contract or commitment. Information provided in this Presentation speaks only as of the date hereof and is subject to change. In all cases, interested parties should conduct their own investigation and analysis of the Company and the data set forth in this Presentation. This Presentation does not constitute investment, legal, tax or other advice, and does not take into consideration the investment objectives, financial situation or particular needs of any particular investor. Nothing set forth herein should be regarded or relied upon as a representation, warranty or prediction that NUTX will achieve or is likely to achieve any particular future result. While NUTX are not aware of any misstatements regarding any information in this Presentation, NUTX or any of its respective affiliates, officers, directors or representatives makes any representation or warranty, express or implied, as to the accuracy or completeness thereof. Readers of this Presentation should consult their own counsel and tax and financial advisors as to legal and related matters concerning the information described herein.

This Presentation does not purport to contain all the information or factors that may be required to make a full analysis of NUTX. Viewers of this Presentation should each make their own evaluation of NUTX and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. This Presentation also contains estimates and other statistical data made by independent parties and by NUTX relating to market size and growth and other data about NUTX's industry and peer companies. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. To the fullest extent permitted by law, in no circumstances will NUTX or any of its subsidiaries, affiliates, representatives, directors, officers, advisers or agents be liable for any direct, indirect or consequential losses arising from the use of this Presentation, the information contained within this Presentation, or otherwise arising in connection therewith, including any investment in shares of NUTX. In addition, projections, assumptions, and estimates of NUTX's future performance and the future performance of the markets in which NUTX competes are necessarily subject to a high degree of uncertainty and risk.



# Forward looking statements

Certain statements and information included in this Presentation constitute "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. When used in this Presentation, the words or phrases "will", "will likely result," "expected to," "will continue," "anticipated," "estimate," "projected," "intend," "goal," or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks, known and unknown, and uncertainties, many of which are beyond the control of the Company. Such uncertainties and risks include, but are not limited to, our ability to successfully execute our growth strategy, changes in laws or regulations, including the interim final and final rules implemented under the No Surprises Act , economic conditions, dependence on management, dilution to stockholders, lack of capital, the effects of rapid growth upon the Company and the ability of management to effectively respond to the growth and demand for products and services of the Company, newly developing technologies, the Company's ability to compete, conflicts of interest in related party transactions, regulatory matters, protection of technology, lack of industry standards, the effects of competition and the ability of the Company to obtain future financing. An extensive list of factors that can affect future results are discussed in the Current Report on Form 10-Q for the period ended September 30, 2022 under the heading "Risk Factors" in Part I, Item IA thereof, and other documents filed from time to time with the Securities and Exchange Commission. Such factors could materially adversely affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed within this Presentation.



## Agenda

**1   Company Overview**                                                                 **4**

2   Our innovative model                                                              17

3   Population health strategy and capabilities                           25



# Our team here today



**Tom Vo, M.D., MBA**
*CEO, Founder &*
*Chairman of the Board*







**Warren Hosseinion, M.D.**
*President*





**Jon Bates, MBA, CPA**
*Chief Financial Officer*







# Our mission, vision, and values



## Our Mission

*To make exceptional concierge-level health care more accessible to all communities, with a practice centered on patient experience and satisfaction*

## Our Vision

*To be leaders in individualized patient care and innovators in the future of healthcare*

## Our Values

*Patient care is our number one priority – every single decision that we make as a company revolves around creating the best possible patient care*



# How we got here

## Developing a Thesis

**Pre-2008:**
- Dr. Vo develops patient-centric philosophies for emergent medicine inspired by 20+ years as ER physician

**2008-2011:**
- Dr. Vo opens various Emergency Centers in Houston

**2011:**
- Nutex Health is founded

**2014:**
- Tyvan LLC, a billing and coding company, is established

## Building Nutex

| Year | 2015 | 2016 - 2018 | 2019-2020 | 2022E |
|---|---|---|---|---|
| **# of Facilities** | 1 | 5 | 16 | 21 |
| **# of States** | 1 | 1 | 8 | 9 |
| **Milestones** | Opened **first** micro-hospital facility in Texarkana, TX | Continued expansion in Texas by adding **4** new facilities | Strong de-novo growth; added **9** micro-hospitals across **7** new states | Continued expansion in existing states, development of pop health platform in CA |



*Nutex built via a methodical expansion strategy, powered by unparalleled industry expertise*

# We became a public company through a Reverse Merger

NUTEX ✛ HEALTH
**Micro-hospitals**



CLINIGENCE **HEALTH**
**Value-based care**

| **Transaction overview** | <ul><li>Nutex Health announced a reverse merger with Clinigence Holdings</li><li>Clinigence is a publicly traded technology-enabled population health management company whose platform combines medical management, data analytics and risk-bearing provider networks</li><li>Announced November 2021 and closed effective April 2022</li></ul> |
|---|---|
| **Rationale** | <ul><li>Creates a leader in population-based value-based care</li><li>Integration of Nutex's micro-hospital platform with the data and population health management services of Clinigence to drive attractive growth and operating synergies</li></ul> |

 

# Nutex at-a-glance

- Comprehensive and **integrated care delivery platform** comprised of:

  - **Hospital Division**
    - Patient-centric network of micro-hospitals, specialty hospitals, and hospital outpatient departments

  - **Population Health Management Division**
    - Provides management services to provider networks, hospitals, and health systems
    - Reverse merger delivered medical management, data analytics and risk bearing provider networks

- **Aligned physician incentive model**
  - Rewards quality of care to patients
  - Provides long-term alignment through shareholder ownership structures

**Company highlights**

| | | |
|---|---|---|
| **21**<br>owned and operating facilities | **800+**<br>physicians | **>95%**<br>physician retention rate |
| **22,000+**<br>lives under management | **3.1M**<br>active patient records on the population health platform | **10,700+**<br>data sources |



# Our path forward is bright

## Current

**21**    **Centers open today**

**8**    **Current states**

## Near-term¹

**22**    **New centers in near-term De Novo pipeline**

**5**    **New states in De Novo pipeline**



- Existing facilities
- Under development
- Existing states
- New states in pipeline
- Existing population health presence

# Nutex benefits from a range of natural growth levers



**Increase revenue within existing micro hospitals**

**Expand new micro-hospitals**

**Increase service offerings**

**Build out wrap-around IPA networks and engage in full risk capitation**

**Grow inorganically through selective M&A**

*IPA networks serve as vehicles to build volume within hospital facilities*

*Nutex plans to open an urgent care facility in California in 2023, which is expected to illustrate the "positive feedback loop" between the IPA and the physical facility*

# Case study: Dallas, TX

*Over the course of five years, Nutex expanded its footprint from one to four centers in the Dallas market, gaining market share in a disciplined and highly strategic approach, using a single hospital license and the Hospital Outpatient Department (HOPD) approach*

**1** **February 2017:**
Acquired The Colony Hospital

**2** **April 2021:**
Acquired West Plano ER and placed it under The Colony's license as an HOPD

**3** **May 2021:**
Acquired Coppell ER and placed it under The Colony's license as an HOPD

**4** **September 2022:**
Acquired Wylie ER and placed it under The Colony's license as an HOPD

*Nutex plans to use a similar strategy as a growth portal for all current and future hospitals around the country*



# Our focus areas represent a massive market opportunity

**Population Health Value-Based Care**

**Total Addressable Market**

**~$280bn+**

**Targeted Addressable Market**

**~$110bn+**

**Expansive additional addressable market with population health strategy**

**Total Emergency Department Market**

- All payors
- All levels of acuity

**Targeted Emergency Department Market**

- Commercial pay ED visits
- Mid-acuity (emergent to semi-urgent)

Source: U.S. Department of Commerce, U.S. Department of Health and Human Services Centers for Disease Control and Prevention, National Hospital Ambulatory Medical Care Survey: 2018 Emergency Department Summary Tables
Note: 2022 Segal Health Plan Cost Trend Survey Report indicates the average cost of an ER visit to be as high as ~$1,900

CONFIDENTIAL 13


# We exist to address the challenges facing healthcare today



❌ **Unsustainable rising cost of care**



❌ **Lack of access to care, particularly regarding emergency care**



❌ **Poor quality outcomes for patients**

| Current situation | Existing challenges | Key attributes of our solution |
|---|---|---|
|  **High volume emergency room visits** | ✗ Overwhelming ~140 million visit burden on limited ER infrastructure | ✓ Network of strategically located micro-hospitals across the U.S. to service ER visits at equivalent cost |
|  **Lack of convenience** | ✗ Traditional hospital or ER settings can be unpleasant[1] <br> ✗ Wait times tend to be very long (>100 minute median wait time) | ✓ Open 24 hours a day, seven days a week <br> ✓ Wait times averaging less than 10 minutes |
|  **Emergent viruses** | ✗ Multiple waves of COVID-19 expected by epidemiologists, coupled with flu and now RSV emergencies | ✓ Extensive expertise honed through COVID-19 pandemic equipping company to handle multitude of cases |

[1] Source: U.S. News, 10 States with the Longest Emergency Room Waits
[2] Source: CDC, National Hospital Ambulatory Medical Care Survey: 2018 Emergency Department Summary Tables



# Nutex has a differentiated model

| | Existing care models | | | Nutex's approach |
|---|---|---|---|---|
| | **Traditional hospital ER / micro-hospitals / urgent care** | **Traditional facility-based care** | **Next-gen clinic-based primary care** | NUTEX HEALTH |
| **Care delivery model** | Acute primary care / severe treatment centers with extended hours | Facility-based care setting (i.e., hospital, rehab centers, ASCs, etc.) | Standalone, tech-enabled PCP-led internal care team | Micro-hospitals with wraparound IPA model |
| **Hospital / in-patient services** | ✓ / ✗ | ✓ | ✗ | ✓ |
| **Physician ownership/ partnership model?** | ✗ | ✗ | ✗ | ✓ |
| **Profitable?** | ✓ / ✗ | ✓ / ✗ | ✓ / ✗ | ✓ |
| **Risk-bearing / value-based care / population health capabilities** | ✗ | ✗ | ✓ | ✓ |

# All stakeholders win with our model



**Patients**



**Clinicians & Staff**



**Hospital systems / communities**



**Payors**

**Micro-hospital division**

| Patients | Clinicians & Staff | Hospital systems / communities | Payors |
|---|---|---|---|
| Immediate and convenient access to emergency services | Alignment of financial incentives | Reduced burden on traditional emergency room systems | Increased supply of care |
| Superior patient experience and clinical outcomes | High satisfaction and retention rates | Advent of local competition spurs improvement in quality across broader system | No incremental cost to the payor as a result of the No Surprises Act |
| Median in-network rates / no balance billing | Robust administrative back-office support | Increased public trust in local healthcare ecosystem | Positive impact on acute care reduces downstream complication risk |

**Quadruple Aim of Healthcare**

| Patients | Clinicians & Staff | Hospital systems / communities | Payors |
|---|---|---|---|
| Improve patient experience including quality of care | Decrease provider / staff burnout | Increase overall health of population | Cost reduction |



# Agenda

1   Company Overview                                      4

**2   Our innovative model                                17**

3   Population health strategy and capabilities          25



# Our model is rooted in our core operating pillars



**Innovative micro-hospitals**

**Patient-centric care model**

**Differentiated provider engagement and partnership strategy**

**Scalable go-to-market strategy**



## Nutex hospitals at-a-glance

**What we do**
- ✓ Provide immediate and convenient access to both emergency services and in-patient services
- ✓ Benefit from significant operating leverage within overall business and at facility level

**Where we are**
- ✓ Predominantly located in suburban and underserved areas with limited access to healthcare services
- ✓ Fulfills an underserved healthcare segment for access to primary and emergency care

**Our care model**
- ✓ Patient-friendly and cost-effective setting
- ✓ Wait times drastically lower than traditional ER settings
- ✓ Best-in-class care delivered by friendly and attentive teams

**How we make money**
- ✓ Reimbursed by private insurance companies as a hospital provider
- ✓ > 90% commercial payor mix

## Award winning and highly rated service








★★★★★ 3 months ago
The staff was superb with my 3 year old. They were kind, helpful and on top of things. We were there early so there was no wait and we were in and out in 45 minutes or so even with x-rays and a splint involved. They even gave my kid a teddy bear on the way out. Very good experience!

★★★★★ 3 months ago
Very fast! Professional! Extremely clean! Super friendly! I will always choose this place above all others. This was my 3rd time to use. I've had different team every time with the same excellent care!

*Average **Google** review: **4.8 stars***
*Average **Facebook** review: **4.8 stars***

 

# Overview of Nutex's innovative micro-hospitals

## Proven start-up playbook

| Average square feet | ■ ~18,000 |
|---|---|
| Beds | ■ 4-10 in-patient<br>■ 6-10 emergency |
| Services | ■ Emergency, inpatient care, outpatient imaging, Outpatient labs, minor procedures, etc. |
| Clinician staffing | ■ 10–15 physicians (including emergency physicians and hospitalists and other specialists)<br>■ ~30-40 additional clinical staff |

## State-of-the-art hospitals maximize the patient experience





# We treat a broad spectrum of acuities

**2**

## We treat a wide range of patient demographics…



**Pediatrics (<18)**
*Represents 18% of patients*



**Young adults (18~35)**
*Represents ~31% of patients*



**Adults (35+)**
*Represents ~51% of patients*

### … Covered by a full spectrum of payors…



UHC 18%
Aetna 9%
Other private 8%
CIGNA 6%
BCBS State Plans 49%
Self Pay 6%
Other 4%

## … experiencing a variety of ailments…


**Abdominal pain**


**Chest pain**


**Broken bones**


**Flu-like symptoms**


**Injuries and wounds**


**Headaches**


**Cough**


**Vomiting / diarrhea**

## … representing acuity levels generally in line with ER acuity across the United States



No triage 8%
Level 5 1%
Level 1 5%
Level 4 14%
Level 2 28%
Level 3 44%

*U.S. national ER averages[1]*

Level 1 1%
Level 2 5%
Level 5 8%
Level 4 27%
Level 3 59%

*Nutex*

**5** Immediate (Cardiac arrest)

**4** Emergent (Asthma attack)

**3** Urgent (Abdominal pain)

**2** Semi-urgent (Simple laceration)

**1** Non-urgent (Rash)



[1] Source: CDC, National Hospital Ambulatory Survey: 2018 ED Summary Tables    [2] BCBS is comprised of 8 different independent State Payors Plus BCBS Federal

**Producing a compelling work environment for hospitalists…**

*Physicians*

- ✓ Aligned partnership strategy
- ✓ Peer-to-peer training and support
- ✓ Balanced work environment
- ✓ Joint ownership model
- ✓ Compensation benefits



*Care teams*

- ✓ Aligned financial incentives based on center performance, including quarterly bonuses
- ✓ Collaborative work environment
- ✓ Continuous training and advancement opportunities
- ✓ Work / life balance programs with structured shift schedules

**… generates a flywheel of clinical and financial performance**



 

**Our aligned incentive model enables our physicians to invest in Nutex via 3 ways**

**1**

### Real estate ownership (private)

Physicians can buy into the equity in the real estate (PropCo) of their hospitals, and can contribute capital to the developments in the future Nutex pipeline as an option

**2**

### Physician entity (private)

Physician-owned entity to run the professional side of the hospital

**3**

### Nutex Health Inc stock ownership (public)

Physicians invest in the public stock and thereby gain indirect ownership in the hospital's operations (OpCo)



# Proprietary, differentiated and proven go-to-market strategy

*Nutex employs a rigorous market analysis process to ensure de novo investments are optimized for future profitability and conducive to a continued "land-and-expand" growth story*

   

| Identify Optimal Markets | Evaluate site feasibility | Build sites | Accelerated Market Growth and Expansion |
|---|---|---|---|
| ▪ Evaluate demographics and competition landscape | ▪ Regulatory research<br>▪ State and municipality research<br>▪ Identify local physician groups for partnerships | ▪ Apply for all applicable licenses (hospital, pharmacies, etc.)<br>▪ Staff local leadership and care teams | ▪ Continue to do marketing<br>▪ Ongoing growth and business development<br>▪ Hub and spoke model |
| **> 18 months before entry** | **12 - 18 months before entry** | **0 - 12 months leading to entry** | **Ongoing** |

 

**Agenda**

1   Company Overview                                                        4

2   Our innovative model                                                   17

**3   Population health strategy and capabilities                          25**



# Our vision is to create an integrated, risk-bearing delivery model

Integrated care delivery model, combining technology-enabled next gen primary care capabilities with a national patient-centric network of micro-hospitals…



…resulting in the first-of its kind risk-bearing population health management company driving quality clinical outcomes

# Introducing Nutex's population health management business

**CLINIGENCE**

*Provides SaaS and other analytics-driven solutions to payers and providers to optimize clinical and financial performance*

**+**

**PROCARE** MANAGEMENT SERVICES ORGANIZATION

*Leading MSO that provides services for HMOs and IPAs in Southern and Northern California*

**+**

**AHP**

*Risk-bearing medical group in Southern California that provides care for over 22,000 patients through a network of 141 primary care physicians and 660 specialists*

**=**

*A fully integrated and comprehensive data-enabled population health ecosystem that improves the quality of care, reduces healthcare costs and drives optimized financial and clinical outcomes for patients and providers*

*Quick Facts:*

**91**
Organizations, including ACOs, MSOs/IPAs, Hospitals, and HMOs

**3.1 million active patient medical records**
Across 26 states

**10,700+**
Data sources



# Clinigence solutions

## Clinigence Platforms

### Medical Management

- Care Coordination
- High-risk care managers
- Enhanced documentation & optimized coding
- Clinical best practices & telemedicine
- Annual Wellness Exams
- Chronic Care Management
- Performance Management & QA
- AHA CMO: Clinical Management / Provider engagement

### Data Analytics

- Outcome driven healthcare analytics
- Unique integration of claims and clinical data with ability to extract from multiple platforms
- Predictive Analytics
- Financial, clinical & utilization dashboards provide actionable insights
- Fuses clinical expertise with data science on cloud-based technologies
- Demonstrated ROI for payors, health systems, and providers

### MSOs

- Handles core functions – finance, human resources, IT
- Global governance and oversight
- Regulatory compliance
- Data driven management
- Allows subsidiaries to focus on core competencies and performance
- Reduced redundancy and increased scalability
- Higher ROI on talent and expertise

## Select Solutions

### Point-of-care Quality GAP Reporting

*Allows electronic health record (EHR) user to identify gaps in care and other health care information missing from the ER chart; provides additional guidance on the measures required and expected actions needed to close the gaps*



### Predictive Analytics

Data → Reporting / Analytics → Monitoring → Predictive Analytics

| History / What happened | What is happening now | What is going to happen in future |

***Clinigence's predictive analytics technology will facilitate efficient use of inpatient beds and increase overall patient volumes in the future***



### Integrating Resource

*Clinigence's MSO service offerings provide key integrating resources that allows physicians and operating facilities to focus on core competencies and performance:*

Patients

Providers ←→ **CLINIGENCE HEALTH** ←→ Payors





# Highlights of the Nutex Health model



**1** Attractive tailwinds for state-of-the-art micro-hospitals and value-based primary care, with significant white space opportunity

**2** Deep value proposition to healthcare ecosystem, led by patient-friendly care delivered in a cost-effective manner

**3** Long-term alignment with local physician leaders

**4** Integration with population health platforms powers next phase of growth strategy

**5** Meaningfully positive cash flow generation and established track record of profitable growth

**6** Strong management team with unparalleled expertise in the industry



# Management team with deep experience in healthcare

**Thomas T. Vo, M.D., MBA**
*Chief Executive Officer*




**Warren Hosseinion, M.D.**
*President*




**Jon Bates, MBA, CPA**
*Chief Financial Officer*




**Denise Pufal**
*Director of Operations*




**Michael Chang, M.D.**
*Chief Medical Officer*




**Lawrence Schimmel, M.D.**
*Chief Medical Information Officer*




**Elisa Luqman, J.D., MBA**
*Chief Legal Officer (SEC) & Secretary*




**Pamela Montgomery, R.N., J.D.**
*Chief Legal Officer (Healthcare)
& Secretary*




